Corporación Andina de Fomento

Torre CAF, Piso 9

Avenida Luis Roche, Altamira,

Caracas, Venezuela

August 10, 2018

Via EDGAR

Securities and Exchange Commission,

    100 F Street, N.E.,

        Washington, D.C. 20549.

Re:	Corporación Andina de Fomento –
Registration Statement under Schedule B (File No. 333- 225593)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Corporación Andina de Fomento hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 9:30 a.m. Eastern Time on Tuesday, August 14, 2018 or as soon thereafter as practicable.

Very truly yours,

/s/ Gabriel Felpeto

Gabriel Felpeto

Director, Financial Policies and International Issues

cc:	Ellie Quarles

(Securities and Exchange Commission)

Elizabeth Freed

(Corporación Andina de Fomento)

Robert S. Risoleo

Paul J. McElroy

(Sullivan & Cromwell LLP)